News Release

CIBC declares dividends

Toronto, ON – March 8, 2012 (TSX: CM; NYSE: CM) – CIBC announced today that its board of directors declared a dividend of 90 cents per share on common shares for the quarter ending April 30, 2012 payable on April 27, 2012 to shareholders of record at the close of business on March 28, 2012.

Class A Preferred Shares

Other dividends per share for the quarter ending April 30, 2012, payable on April 27, 2012 to shareholders of record at the close of business on March 28, 2012, were declared as follows:

Series 18 - $0.343750

Series 26 - $0.359375

Series 27 - $0.350000

Series 29 - $0.337500

Series 32 - $0.281250

Series 33 - $0.334375

Series 35 - $0.406250

Series 37 - $0.406250

Under CIBC’s Shareholder Investment Plan (the Plan), holders of CIBC common and designated preferred shares resident in Canada or the United States may elect to have dividends reinvested in additional common shares of CIBC. Shares acquired by participants to the Plan will continue to be issued by CIBC from treasury. CIBC has determined that commencing with the dividend to be paid on July 27, 2012, the shares issued under the Plan will be issued without discount from the Average Market price (as defined in the Plan) until such time as CIBC elects otherwise. Previously, shares were issued at a 2% discount.

For further information: Mary Lou Frazer, Senior Director, Communications and Public Affairs, 416-980-4111 or Geoff Weiss, Vice-President, Investor Relations, 416-980-5093.